FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                         05 February 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Technical Interest sent to the London Stock Exchange on 05 February 2003.





Technical interest


mmO2 plc announces that, on 4 February 2003, Computershare Trustees (C.I.) Limited as Trustee of the mmO2 Share Ownership Trust acquired 175,000 ordinary shares in mmO2 plc at a price of 47.25 pence per share.

These shares were purchased by the Trustee for the purposes of satisfying awards granted on 23 November 2001 to participants in the mmO2 Restricted Share Plan at the time of vesting.

Following this transaction, the Trustee holds 5,824,695 mmO2 shares. Two of the Executive Directors of mmO2 plc (Peter Erskine and David Finch) are for Companies Act purposes treated as interested in all these mmO2 shares but it is not anticipated that they will receive from the Trust a greater number of mmO2 shares than that to which their awards under the Plan relate.




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 mmO2 plc

Date: 05 February 2003                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary